UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q1 2024 Earnings Release
2.	Supplement to First Quarter 2024 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FIRST QUARTER 2024 RESULTS

STRONG CASH FLOW GENERATION AND NET INCOME

QUARTERLY CASH DIVIDEND OF $0.147 PER SHARE

Bogota, Colombia – May 15, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator, and consolidator, reports its consolidated financial results for the three-month period ended March 31, 2024 (“First Quarter” or “1Q2024”). A conference call to discuss these financial results will be held on May 16, 2024, at 10:00 am (Eastern Daylight Time).

FIRST QUARTER 2024 SUMMARY

In 1Q2024, GeoPark delivered $111.5 million Adjusted EBITDA, an Adjusted EBITDA margin of 67%, and $30.2 million net profit that was 15% higher than in 1Q2023. Quarterly average oil and gas production in 1Q2024 reached 35,473 boepd, down 3% compared to 1Q2023, mainly due to the divestment of the Chilean business on January 18, 2024.

GeoPark invested $48.8 million in capital expenditures in 1Q2024, focused on i) continuing the development of its core operations in the Llanos 34 (GeoPark operated, 45% WI) and CPO-5 (GeoPark non-operated, 30% WI) blocks in Colombia; ii) delineating the new plays opened in 2023 in the Llanos Basin in Colombia and in the Oriente Basin in Ecuador and iii) preparing the new Llanos 86 and 104 blocks (GeoPark operated, 50% WI) for future exploration.

Capital efficiency was once again a key feature of the quarter. Each dollar invested in capital expenditures yielded $2.3 in Adjusted EBITDA, and the return on average capital employed reached 35%.

GeoPark ended 1Q2024 with a strong balance sheet, illustrating its sustained commitment to financial discipline. The cash position continued to strengthen and reached $150.7 million at the end of the quarter, while net leverage stood at 0.8x times and the debt profile remained robust with no principal maturities until January 2027.

These financial achievements and discipline allowed GeoPark to continue rewarding its shareholders with quarterly dividends of $7.5 million ($0.147 per share) and a successful tender offer of 4.4 million shares at $10 per share that was launched in the first quarter and ended in April 2024, reducing shares outstanding by approximately 8%.

Looking forward to the remainder of 2024, GeoPark’s activity set will be focused on continuing the development of its core operations in the Llanos 34 and CPO-5 blocks, incorporating into the portfolio the recently acquired Mata Mora and Confluencia assets in Vaca Muerta, and delineating the new plays opened in 2023 in the Llanos Basin in Colombia and in the Oriente Basin in Ecuador, and preparing new blocks for future exploration.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “GeoPark delivered robust financial results in 1Q2024, underpinned by our long-standing commitment to capital efficiency. The recently announced access to Vaca Muerta creates an immediate inventory of quality drilling opportunities in one of the most productive oil and gas basins in the world. We are making steady progress towards the promised step-change in our underlying performance and growth path.”

Supplementary information is available at the following link:

https://s202.q4cdn.com/389131578/files/doc_financials/2024/q1/supplement-to-first-quarter-2024-results.pdf

FIRST QUARTER 2024 HIGHLIGHTS

Oil and Gas Production and Operations

●	1Q2024 average oil and gas production of 35,473 boepd reflected stable production in the Llanos 34 Block, but was impacted by localized blockades in the CPO-5 Block and maintenance activities in the Manati gas field (GeoPark non-operated, 10% WI)
●	Production in the Manati gas field has been suspended since mid-March 2024, and is expected to be restored in late second quarter or early third quarter 2024
●	GeoPark’s average production in April 2024 increased to approximately 37,500 boepd, reflecting higher production from successful development activities in the Llanos 34 and CPO-5 blocks

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $167.4 million
●	Adjusted EBITDA of $111.5 million (67% Adjusted EBITDA margin)
●	Operating profit of $84.0 million (50% operating profit margin)
●	Cash flow from operations of $87.6 million
●	Net profit of $30.2 million ($0.55 earnings per share)

Cost and Capital Efficiency

●	Capital expenditures of $48.8 million
●	1Q2024 Adjusted EBITDA to capital expenditures ratio of 2.3x
●	Last twelve-month return on average capital employed of 35%[1]

Balance Sheet Reflects Financial Quality

●	Cash in hand of $150.7 million
●	Net leverage of 0.8x and no principal debt maturities until January 2027

Accelerated Shareholder Returns

●	Cash dividends of $7.5 million (representing an annualized dividend of approximately $30 million, or a 6% dividend yield2)
●	Successful tender of 4.4 million shares (8% of outstanding shares) at a purchase price of $10 per share in April 2024
●	Quarterly cash dividend of $0.147 per share, or approximately $7.5 million, payable on June 14, 2024, to the shareholders of record at the close of business on May 31, 2024

1    ROCE is defined as last twelve-month operating profit divided by average total assets minus current liabilities.

2    Based on GeoPark’s market capitalization as of May 14. 2024.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	1Q2024	4Q2023	1Q2023
Oil production[a] (bopd)	34,255	35,842	33,801
Gas production (mcfpd)	7,305	14,841	16,664
Average net production (boepd)	35,473	38,315	36,578
Brent oil price ($ per bbl)	81.8	82.9	82.5
Combined realized price ($ per boe)	65.1	67.1	61.3
⁻ Oil ($ per bbl)	69.5	73.0	66.7
⁻ Gas ($ per mcf)	5.4	4.4	4.6
Sale of crude oil ($ million)	162.2	192.7	175.1
Sale of purchased crude oil ($ million)	1.8	1.3	0.8
Sale of gas ($ million)	3.5	5.9	6.5
Commodity risk management contracts ($ million)	(0.1)	(0.2)	—
Revenue ($ million)	167.4	199.7	182.5
Production & operating costs[b] ($ million)	(38.5)	(60.9)	(52.5)
G&G, G&Ac ($ million)	(12.7)	(15.3)	(11.9)
Selling expenses ($ million)	(4.1)	(4.8)	(2.4)
Operating profit ($ million)	84.0	44.3	76.6
Adjusted EBITDA ($ million)	111.5	117.8	114.9
Adjusted EBITDA ($ per boe)	43.4	39.6	38.6
Net profit ($ million)	30.2	26.3	26.3
Capital expenditures ($ million)	48.8	66.6	45.0
Cash and cash equivalents ($ million)	150.7	133.0	145.4
Short-term financial debt ($ million)	5.7	12.5	5.7
Long-term financial debt ($ million)	489.3	488.5	485.9
Net debt ($ million)	344.3	368.0	346.2
Dividends paid ($ per share)	0.136	0.134	0.130
Shares repurchased (million shares)	—	0.850	0.642
Basic shares – at period end (million shares)	55,475	55,328	57,596
Weighted average basic shares (million shares)	55,381	55,892	57,853

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 5,916 bopd, 4,923 bopd, and 1,665 bopd in 1Q2024, 4Q2023 and 1Q2023, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
c)	G&A and G&G expenses include non-cash, share-based payments for $1.5 million, $1.8 million, and $1.4 million in 1Q2024, 4Q2023 and 1Q2023, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all of the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period ended March 31, 2024, will be available on the Company’s website.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1Q2024 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	113.4	(0.3)	0.8	(0.1)	(2.3)	111.5
Depreciation	(27.7)	(0.4)	(0.5)	—	(0.0)	(28.7)
Share based payment	(0.3)	(0.0)	(0.0)	—	(1.3)	(1.6)
Lease Accounting - IFRS 16	1.6	0.0	0.2	—	—	1.9
Others	1.0	0.1	(0.0)	0.0	(0.2)	0.8
OPERATING PROFIT (LOSS)	88.0	(0.6)	0.5	(0.1)	(3.8)	84.0
Financial costs, net						(9.1)
Foreign exchange charges, net						0.2
PROFIT BEFORE INCOME TAX						75.1

1Q2023 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	113.5	1.0	1.6	1.5	(2.6)	114.9
Depreciation	(22.5)	(1.3)	(0.6)	(2.8)	(0.0)	(27.2)
Write-off of unsuccessful exploration efforts	(10.6)	—	—	—	—	(10.6)
Share based payment	(0.1)	—	—	—	(1.4)	(1.5)
Lease Accounting - IFRS 16	1.3	0.0	0.3	0.3	—	1.9
Others	(0.9)	0.0	(0.1)	0.0	(0.0)	(1.0)
OPERATING PROFIT (LOSS)	80.8	(0.4)	1.1	(1.0)	(4.0)	76.6
Financial costs, net						(9.8)
Foreign exchange charges, net						(3.4)
PROFIT BEFORE INCOME TAX						63.4

(a)	Includes Argentina and Corporate.

CONFERENCE CALL INFORMATION

Reporting Date for 1Q2024 Results Release, Conference Call and Webcast

GeoPark will report its 1Q2024 financial results on Wednesday, May 15, 2024, after the market close.

In conjunction with the 1Q2024 results press release, GeoPark management will host a conference call on Thursday, May 16, 2024, at 10:00 am (Eastern Daylight Time) to discuss the 1Q2024 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/738365444

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404-975-4839

Global Dial-In Numbers: https://www.netroadshow.com/conferencing/global-numbers?confId=64224

Passcode: 950684

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:
Stacy Steimel Shareholder Value Director T: +562 2242 9600	ssteimel@geo-park.com
Miguel Bello Market Access Director T: +562 2242 9600	mbello@geo-park.com
Diego Gully Investor Relations Director T: +55 21 99636 9658	dgully@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the drilling campaign and share buyback program. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO FIRST QUARTER 2024 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s First Quarter 2024 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 1Q2024 was 35,473 boepd, down 3% compared to 1Q2023, mainly due to the divestment of the Chilean business in January 2024. Oil represented 97% and 92% of total reported production in 1Q2024 and 1Q2023, respectively.

For further details, please refer to the 1Q2024 Operational Update published on April 25, 2024.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 1Q2024 totaled 28,245 boepd, down by 15% compared to 1Q2023, mainly due to higher royalties and economic rights paid in kind.

The mix of royalties and economic rights paid in kind versus in cash affects revenue as well as production and operating costs, but the effect is neutral with respect to Adjusted EBITDA. In 1Q2024, royalties and economic rights paid in kind increased significantly compared to 1Q2023, resulting in lower revenue and also lower production and operating costs (due to lower cash royalties and economic rights paid in cash).

Reference and Realized Oil Prices: Brent crude oil prices decreased by 1% to $81.8 per bbl during 1Q2024, and the consolidated realized oil sales price increased by 4% to $69.5 per bbl in 1Q2024.

A breakdown of reference and net realized oil prices in relevant countries in 1Q2024 and 1Q2023 is shown in the tables below:

1Q2024 - Realized Oil Prices	Colombia	Ecuador
($per bbl)
Brent oil price (*)	81.5	79.1
Local marker differential	(5.2)	—
Commercial, transportation discounts & other	(6.9)	(7.1)
Realized oil price	69.4	72.0
Weight on oil sales mix	99%	1%

1Q2023 - Realized Oil Prices	Colombia	Ecuador	Chile
($per bbl)
Brent oil price (*)	82.5	83.5	82.3
Local marker differential	(8.4)	—	—
Commercial, transportation discounts & other	(7.6)	(12.7)	(8.0)
Realized oil price	66.5	70.8	74.3
Weight on oil sales mix	97.8%	1.6%	0.6%

(*)	Corresponds to the average month of sale price ICE Brent for Colombia and Ecuador, and Dated Brent for Chile.

REVENUE AND COSTS

Revenue: Consolidated revenue decreased by 8% to $167.4 million in 1Q2024, compared to $182.5 million in 1Q2023, mainly reflecting lower deliveries, partially offset by higher realized oil and gas prices.

Sales of crude oil: Consolidated oil revenue decreased by 7% to $162.2 million in 1Q2024, mainly due to a 12% decrease in deliveries, partially offset by a 4% increase in realized oil prices. Oil revenue was 97% and 96% of total revenue in 1Q2024 and 1Q2023, respectively.

The table below provides a breakdown of crude oil revenue in 1Q2024 and 1Q2023:

Oil Revenue (In millions of $)	1Q2024	1Q2023
Colombia	160.3	170.7
Ecuador	1.8	3.0
Brazil	0.1	0.1
Chile	—	1.2
Oil Revenue	162.2	175.1

Sales of purchased crude oil: 1Q2024 sales of purchased crude oil increased to $1.8 million, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased reflected in production and operating costs).

Sales of gas: Consolidated gas revenue decreased by 46% to $3.5 million in 1Q2024 compared to $6.5 million in 1Q2023, reflecting a 54% decrease in gas deliveries (resulting from the divestment of Chile in January 2024), partially offset by a 16% increase in gas prices. Gas revenue was 2% and 4% of total revenue in 1Q2024 and 1Q2023, respectively.

The table below provides a breakdown of gas revenue in 1Q2024 and 1Q2023:

Gas Revenue (In millions of $)	1Q2024	1Q2023
Colombia	0.3	0.2
Brazil	2.8	3.1
Chile	0.4	3.2
Gas Revenue	3.5	6.5

Commodity Risk Management Contracts: Consolidated commodity risk management contracts, which are designated and qualify as cash flow hedges, amounted to a $0.1 million loss in 1Q2024, compared to zero in 1Q2023.

In 1Q2024, GeoPark had zero cost collars covering 8,500 bopd including purchased puts with an average price of $65.6 per bbl and sold calls at an average price of $92.0 per bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs decreased to $38.5 million in 1Q2024 from $52.5 million in 1Q2023, mainly resulting from lower royalties and economic rights paid in cash (due to higher royalties and economic rights paid in kind), partially offset by higher operating costs.

The table below provides a breakdown of production and operating costs in 1Q2024 and 1Q2023:

Production and Operating Costs (In millions of $)	1Q2024	1Q2023
Royalties paid in cash	(1.2)	(7.2)
Economic rights paid in cash	(1.5)	(16.1)
Operating costs	(34.2)	(28.5)
Purchased crude oil	(1.5)	(0.7)
Share-based payments	(0.1)	(0.0)
Production and Operating Costs	(38.5)	(52.5)

Consolidated royalties paid in cash amounted to $1.2 million in 1Q2024 compared to $7.2 million in 1Q2023, due to higher volumes of royalties being paid in kind.

Consolidated economic rights paid in cash (including high price, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $1.5 million in 1Q2024 compared to $16.1 million in 1Q2023, due to higher volumes of economic rights paid in kind.

Consolidated operating costs increased to $34.2 million in 1Q2024 compared to $28.5 million in 1Q2023, mainly reflecting higher energy costs (due to lower availability of hydroelectric power in Colombia), inflationary pressures and the revaluation of the local currency in Colombia.

Consolidated purchased crude oil charges amounted to $1.5 million in 1Q2024 compared to $0.7 million in 1Q2023, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses increased to $4.1 million in 1Q2024 compared to $2.4 million in 1Q2023.

Geological & Geophysical Expenses: Consolidated G&G expenses increased slightly to $2.7 million in 1Q2024 compared to $2.5 million in 1Q2023.

Administrative Expenses: Consolidated G&A increased slightly to $10.0 million in 1Q2024 compared to $9.4 million in 1Q2023.

Adjusted EBITDA: Consolidated Adjusted EBITDA1 decreased by 3% to $111.5 million in 1Q2024 (on a per boe basis, Adjusted EBITDA increased to $43.4 per boe in 1Q2024 from $38.6 per boe in 1Q2023).

Adjusted EBITDA (In millions of $)	1Q2024	1Q2023
Colombia	113.4	113.5
Ecuador	(0.3)	1.0
Brazil	0.8	1.6
Chile	(0.1)	1.5
Argentina	(0.6)	(0.7)
Corporate	(1.7)	(2.0)
Adjusted EBITDA	111.5	114.9

[1]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” below.

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 1Q2024 and 1Q2023, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Ecuador		Brazil		Chile		Total[e]
	1Q2024	1Q2023	1Q2024	1Q2023	1Q2024	1Q2023	1Q2024	1Q2023	1Q2024	1Q2023
Production (boepd)	32,832	32,580	1,483	990	893	1,020	264	1,988	35,473	36,578
Inventories, RIK & Other[a]	(6,256)	(2,837)	(1,208)	(512)	—	(65)	(37)	(225)	(7,228)	(3,513)
Sales volume (boepd)	26,576	29,743	275	478	893	955	227	1,763	28,245	33,065
% Oil	99.7%	99.6%	100%	100%	1%	2%	0%	11%	95%	92%
($per boe)
Realized oil price	69.4	66.5	72.0	70.8	96.4	71.2	—	74.3	69.5	66.7
Realized gas price[b]	34.0	19.2	—	—	35.3	37.2	19.3	22.7	32.2	27.8
Realized commodity risk management contracts	(0.0)	—	—	—	—	—	—	—	(0.0)	—
Earn-out	(2.9)	(2.5)	—	—	—	—	—	—	(2.9)	(2.5)
Combined Price	66.4	63.8	72.0	70.8	36.2	37.9	19.3	28.1	65.1	61.3
Operating costs[c]	(13.5)	(9.6)	(48.4)	(31.2)	(17.1)	(11.4)	(20.6)	(14.0)	(13.9)	(10.1)
Royalties & economic rights	(1.0)	(8.5)	—	—	(2.8)	(3.0)	(0.6)	(1.0)	(1.0)	(7.8)
Purchased crude oil[d]	—	—	—	—	—	—	—	—	(0.6)	(0.2)
Selling & other expenses	(1.5)	(0.7)	(18.8)	(9.6)	—	—	—	(0.4)	(1.6)	(0.8)
Operating Netback/boe	50.3	45.0	4.8	30.0	16.3	23.4	(1.9)	12.6	48.0	42.2
G&A, G&G & other									(4.6)	(3.6)
Adjusted EBITDA/boe									43.4	38.6

a)	RIK (Royalties in kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 5,916 bopd and 1,665 bopd in 1Q2024 and 1Q2023, respectively. No royalties were paid in kind in Ecuador, Brazil or Chile. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Corporate business segment.

Operating costs per boe in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash, as operating cost per boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $28.7 million in 1Q2024, compared to $27.2 million in 1Q2023.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts was zero in 1Q2024, compared to $10.6 million in 1Q2023.

Other Income (Expenses): Consolidated Other income amounted to $0.6 million in 1Q2024, compared to $1.4 million expenses in 1Q2023.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $9.1 million in 1Q2024, compared to $9.8 million in 1Q2023.

Foreign Exchange: Net foreign exchange gain amounted to $0.2 million in 1Q2024, compared to a $3.4 million loss in 1Q2023.

Income Tax: Income taxes totaled $44.9 million in 1Q2024, compared to $37.1 million in 1Q2023, mainly resulting from higher profits before income taxes.

Net Profit: Net profit amounted to $30.2 million in 1Q2024, compared to $26.3 million in 1Q2023.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $150.7 million as of March 31, 2024, compared to $133.0 million as of December 31, 2023.

This net increase is explained by the following:

Cash and Cash Equivalents (In millions of $)	1Q2024
Cash flows from operating activities	87.6
Cash flows used in investing activities	(46.6)
Cash flows used in financing activities	(23.1)
Currency Translation	(0.2)
Net increase in cash & cash equivalents	17.7

Cash flows from operating activities of $87.6 million included income tax payments of $15.0 million2.

Cash flows used in financing activities mainly included $13.8 million related to interest payments and $7.5 million related to cash dividend payments.

Financial Debt: Total financial debt net of issuance cost was $495.0 million, corresponding to the 2027 Notes. Short-term financial debt was $5.7 million as of March 31, 2024, and corresponds to interest accrued on the 2027 Notes.

Financial Debt (In millions of $)	March 31, 2024	December 31, 2023
2027 Notes	495.0	501.0
Financial debt	495.0	501.0

FINANCIAL RATIOS3

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
1Q2023	491.6	145.4	346.2	0.7x	15.8x
2Q2023	499.3	86.4	412.9	0.8x	15.4x
3Q2023	493.3	106.3	387.0	0.8x	15.1x
4Q2023	501.0	133.0	368.0	0.8x	14.7x
1Q2024	495.0	150.7	344.3	0.8x	14.5x

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

2     Includes current income tax payments and withholding taxes from clients for $8.1 million (included within “Change in working capital” line item of the Statement of Cash Flow).

[3]	Based on trailing last twelve-month financial results (“LTM”).

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Purchased Put	Sold Call
2Q2024	Zero cost collar	Brent	9,000	67.5	97.0
3Q2024	Zero cost collar	Brent	9,000	67.2	99.4
4Q2024	Zero cost collar	Brent	5,500	70.0	98.9

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	1Q2024	1Q2023
(In millions of $)
Sale of crude oil	160.3	170.7
Sale of gas	0.3	0.2
Commodity risk management contracts	(0.1)	—
Revenue	160.5	170.9
Production and operating costs[a]	(34.0)	(47.4)
Adjusted EBITDA	113.4	113.5
Capital expenditures	38.7	40.0

Ecuador	1Q2024	1Q2023
(In millions of $)
Sale of crude oil	1.8	3.0
Sale of gas	—	—
Revenue	1.8	3.0
Production and operating costs[a]	(1.2)	(1.3)
Adjusted EBITDA	(0.3)	1.0
Capital expenditures	10.1	4.9

Brazil	1Q2024	1Q2023
(In millions of $)
Sale of crude oil	0.1	0.1
Sale of gas	2.8	3.1
Revenue	2.9	3.3
Production and operating costs[a]	(1.4)	(1.0)
Adjusted EBITDA	0.8	1.6
Capital expenditures	—	—

Chile	1Q2024	1Q2023
(In millions of $)
Sale of crude oil	—	1.2
Sale of gas	0.4	3.2
Revenue	0.4	4.5
Production and operating costs[a]	(0.4)	(2.1)
Adjusted EBITDA	(0.1)	1.5
Capital expenditures	—	0.1

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2024	1Q2023

REVENUE
Sale of crude oil	162.2	175.1
Sale of purchased crude oil	1.8	0.8
Sale of gas	3.5	6.5
Commodity risk management contracts	(0.1)	—
TOTAL REVENUE	167.4	182.5
Production and operating costs	(38.5)	(52.5)
Geological and geophysical expenses (G&G)	(2.7)	(2.5)
Administrative expenses (G&A)	(10.0)	(9.4)
Selling expenses	(4.1)	(2.4)
Depreciation	(28.7)	(27.2)
Write-off of unsuccessful exploration efforts	—	(10.6)
Other	0.6	(1.4)
OPERATING PROFIT	84.0	76.6
Financial costs, net	(9.1)	(9.8)
Foreign exchange (loss) gain	0.2	(3.4)
PROFIT BEFORE INCOME TAX	75.1	63.4
Income tax	(44.9)	(37.1)
PROFIT FOR THE PERIOD	30.2	26.3

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	Mar '24	Dec '23

Non-Current Assets
Property, plant and equipment	708.5	686.8
Other non-current assets	60.1	60.0
Total Non-Current Assets	768.5	746.8

Current Assets
Inventories	14.8	13.6
Trade receivables	56.5	65.0
Other current assets	27.3	58.1
Cash at bank and in hand	150.7	133.0
Total Current Assets	249.4	269.7

Total Assets	1,017.9	1,016.5

Total Equity	198.0	176.0

Non-Current Liabilities
Borrowings	489.3	488.5
Other non-current liabilities	122.4	121.5
Total Non-Current Liabilities	611.8	610.0

Current Liabilities
Borrowings	5.7	12.5
Other current liabilities	202.5	218.0
Total Current Liabilities	208.2	230.5

Total Liabilities	819.9	840.5

Total Liabilities and Equity	1,017.9	1,016.5

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2024	1Q2023

Cash flow from operating activities	87.6	91.9
Cash flow used in investing activities	(46.6)	(45.0)
Cash flow used in financing activities	(23.1)	(30.7)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1Q2024 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	113.4	(0.3)	0.8	(0.1)	(2.3)	111.5
Depreciation	(27.7)	(0.4)	(0.5)	—	(0.0)	(28.7)
Share based payment	(0.3)	(0.0)	(0.0)	—	(1.3)	(1.6)
Lease Accounting - IFRS 16	1.6	0.0	0.2	—	—	1.9
Others	1.0	0.1	(0.0)	0.0	(0.2)	0.8
OPERATING PROFIT (LOSS)	88.0	(0.6)	0.5	(0.1)	(3.8)	84.0
Financial costs, net						(9.1)
Foreign exchange charges, net						0.2
PROFIT BEFORE INCOME TAX						75.1

1Q2023 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	113.5	1.0	1.6	1.5	(2.6)	114.9
Depreciation	(22.5)	(1.3)	(0.6)	(2.8)	(0.0)	(27.2)
Write-off of unsuccessful exploration efforts	(10.6)	—	—	—	—	(10.6)
Share based payment	(0.1)	—	—	—	(1.4)	(1.5)
Lease Accounting - IFRS 16	1.3	0.0	0.3	0.3	—	1.9
Others	(0.9)	0.0	(0.1)	0.0	(0.0)	(1.0)
OPERATING PROFIT (LOSS)	80.8	(0.4)	1.1	(1.0)	(4.0)	76.6
Financial costs, net						(9.8)
Foreign exchange charges, net						(3.4)
PROFIT BEFORE INCOME TAX						63.4

(a)	Includes Argentina and Corporate.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	March 2024	March 2023
Last twelve-months Operating Income	278.3
Total Assets – Period-end	1,017.9	985.2
Current Liabilities – Period-end	(208.2)	(214.6)
Capital Employed – Period-end	809.7	770.6
Average Capital Employed	790.2
Return on Average Capital Employed	35%

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the drilling campaign and share buyback program. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: May 15, 2024